

AdCare Closes Lease of Two Additional Nursing Homes in Georgia, Adding More Than $21 Million in Annualized Revenue

SPRINGFIELD, Ohio, November 2, 2010 - AdCare Health Systems, Inc. (NYSE AMEX: ADK), a recognized innovator in senior living and health care facility management, has closed the master lease on the remaining two of five nursing homes in Georgia according to a previously announced agreement.

The two nursing homes, which have been leased under a 27-year term, have an aggregate of 300 beds that generate more than $21 million in annualized revenue.

Combined with other transactions closed earlier in the year, AdCare's estimated annualized revenue run-rate now exceeds $117 million, an increase of more than 340% compared to $26.7 million in the year ended 2009.

As consideration for closing the lease transaction, AdCare provided the Lessor $4,350,000 in cash and 389,582 shares of AdCare common stock. Additionally, the two principals of the Lessor agreed to provide consulting services to AdCare for three years at $500,000 per year.

"We've now closed five major transactions since we began our M&A campaign at the end of last year," said Chris Brogdon, AdCare's vice chairman and chief acquisitions officer. "We expect these facilities to be significant cash generators for AdCare, especially as they come under our highly capable management and benefit from our larger economy of scale. We expect some of them to already impact our third quarter results by doubling our quarterly revenue to more than $12 million."

"While this transaction completes all of the acquisitions we've announced to-date, we are aggressively pursuing additional opportunities in the Southeastern region in the U.S. as well as in the Midwest," noted Brogdon. "We are working to establish the terms and necessary financings for several new potential acquisitions in our pipeline."

Brogdon joined AdCare in September 2009 when the company announced a new M&A growth strategy to build upon its strong reputation for operational efficiency and high-quality living environments.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE AMEX: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean that the statement is not forward-looking. Statements in this announcement that are forward-looking include, but are not limited to, statements that the company expects these new facilities to be significant cash generators for AdCare, and that some of them to already impact our third quarter results by doubling the company's quarterly revenue to more than $12 million. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Company Contact
Chris Brogdon, Vice Chairman & CAO
AdCare Health Systems, Inc.
Tel (937) 964-8974
Email: info@adcarehealth.com

Investor Relations
Ron Both or Geoffrey Plank
Liolios Group, Inc.
Tel (949) 574-3860
Email: info@liolios.com